NCI Building Systems, Inc.

10943 North Sam Houston Parkway West

Houston, TX 77064

October 5, 2018

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Mr. Sergio Chinos

Re: NCI Building Systems, Inc.

Amendment No. 1 to

Preliminary Merger Proxy Statement on Schedule 14A

Filed September 18, 2018

File No. 001-14315

Dear Mr. Chinos:

We hereby submit the responses of NCI Building Systems, Inc. (the “Company” or “NCI”) to the comments of the staff (the “Staff”) of the Securities and Exchange Commission set forth in the Staff’s letter, dated October 1, 2018 (the “Comment Letter”), providing the Staff’s comment with respect to the Company’s Amendment No. 1 (“Amendment No. 1”) to the Proxy Statement on Form PREM14A (the “Preliminary Proxy”). For the convenience of the Staff, the Staff’s comment is included in this letter and is followed by the response of the Company. Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company on a consolidated basis.

Concurrently with the delivery of this response letter, the Company is electronically transmitting Amendment No. 2 to the Preliminary Proxy (the “Amendment”) for filing under the Securities Exchange Act of 1934, as amended. The Amendment includes revisions made in response to the comment of the Staff in the Comment Letter, as well as additional changes required to update the disclosure contained in the Proxy Statement. To facilitate the Staff’s review, we have also provided, on a supplemental basis, a copy of the Amendment that has been marked to show changes made to Amendment No. 1. All references in this letter to page numbers and captions correspond to the page numbers and captions in the Amendment, unless otherwise noted. Capitalized terms used but not otherwise defined herein shall have the meanings assigned to such terms in the Preliminary Proxy, Amendment No. 1 or the Amendment, as applicable.

U.S. Securities and Exchange Commission

October 5, 2018

Form PRER 14A filed September 18, 2018

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page F-123

1.	We note that you have combined the predecessor and successor periods for your consolidated and segment results of operations discussions and analyses. These presentations are inappropriate given the significant change in basis between the two periods and need to be removed. Please revise your disclosures to provide a discussion and analysis for each period presented for the successor and predecessor periods. This discussion and analysis may be supplemented with a discussion and analysis of the pro forma financial information included in this document.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages F-121 to F-139 of the Amendment.

U.S. Securities and Exchange Commission

October 5, 2018

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact the undersigned at (281) 897-7500 or Mark Gordon of Wachtell, Lipton, Rosen & Katz at (212) 403-1343.

Sincerely,

NCI Building Systems, Inc.

By:	/s/ Bradley S. Little
Name:	Bradley S. Little
Title:	Vice President, Finance and Chief Accounting Officer, Interim Chief Financial Officer and Treasurer

cc: Mark Gordon, Esq.